Exhibit 99.4

PRESS RELEASE

VivaTech: With MethaneLive, TotalEnergies uses data to
support methane emissions reduction

Paris, June 18, 2026 – On the occasion of VivaTech’s 10th anniversary, TotalEnergies is showcasing MethaneLive, its new global methane emissions monitoring center. It leverages real-time data and advanced algorithms to detect, measure, and analyze emissions with a view to reducing them.

In 2025, TotalEnergies deployed permanent, real-time methane emissions monitoring through the installation of 13,000 sensors across all its operated onshore and offshore Upstream sites. The Company is currently the only one in the industry to have deployed such a system across its operated assets.

These sensors generate a large volume of data. By combining advanced digital tools with the expertise of MethaneLive teams, this data is analyzed in real time to alert operators, identify the root causes of anomalies, and recommend the most appropriate corrective actions.

Since its launch in early 2026, MethaneLive has detected 35 fugitive methane emissions at various facilities—emissions that would have been difficult to identify without real-time data analysis—and enabled their correction through targeted maintenance operations.

This foundation now enables the deployment of agentic AI solutions to go further, by more effectively targeting the highest-emitting equipment and improving the detection of fugitive emissions.

Recognizing the central role of the Oil & Gas sector in global methane emissions, TotalEnergies has been committed to reducing them for many years. Since 2022, the Company has been committed to aiming for near-zero methane emissions at its operated Upstream sites by 2030. This ambition is built on two pillars: accurately measuring methane emissions and relentlessly reducing them.

“The use of real-time data is a concrete driver that helps make our operations more reliable, safer, more efficient, and more sustainable. The value of digital technologies and AI is built over time, at the intersection of technology and people. Thanks to the quality of our data and the expertise of TotalEnergies’ teams, we are making digital a key driver in the fight against methane emissions,” said Namita Shah, President OneTech at TotalEnergies.

Methane emissions at TotalEnergies’ operated sites (in thousands of tonnes)

Data & AI in Support of TotalEnergies’ Transition Strategy

MethaneLive illustrates how TotalEnergies leverages data to integrate artificial intelligence into its operations, making them more efficient, safer, and more sustainable.

This approach is part of a broader initiative to scale up the use of data and AI across the Company.

Data: A Key Enabler for Scaling AI

Today, nearly 3,000 pieces of equipment are monitored across the Company’s assets. By analyzing data collected from this equipment, AI systems detect early warning signs of potential failures, enabling teams to proactively plan maintenance operations on industrial facilities. This approach improves asset availability, reduces unplanned shutdowns and associated costs, and enhances safety. The objective is to rapidly extend this system to tens of thousands of additional pieces of equipment monitored by AI models.

To fully leverage data and deploy AI at scale, TotalEnergies is investing in collecting real-time information from all its sites, then making it more reliable, better structured, and easily accessible to teams through dedicated platforms. Since VivaTech 2025, TotalEnergies has signed two data partnerships with Emerson and Cognite.

AI to unlock the full value of subsurface data

TotalEnergies’ ambition in artificial intelligence applied to the subsurface is to leverage advanced AI models combined with high-performance computing to fully harness its data and knowledge base, from exploration through to production across its assets.

In geosciences, AI helps streamline basin and field synthesis, improve the interpretation of seismic data, and optimize reservoir development and production, while automating processes and enabling the evaluation of a wide range of scenarios. It thus strengthens teams’ analytical and interpretation capabilities, helping identify new resource opportunities and optimize their development in a more efficient and sustainable way.

A new supercomputer to support AI applications

To support these data investments, TotalEnergies is also strengthening its computing capabilities. Pangea 5, a new-generation supercomputer, will increase the Company’s computing power sixfold and support the development of AI applications. From 2027, it will help meet growing digital needs, optimize computing times, and deepen the understanding of complex phenomena, particularly in subsurface, electricity, and renewable energy applications.

AI to enhance safety and boost industrial performance

TotalEnergies is also building on the collaboration announced with Mistral AI at VivaTech 2025, centered around a joint innovation lab. The first use cases notably focus on refinery performance analysis, as well as on leveraging large volumes of technical documents and data for Exploration & Production activities.

Renewables Powering AI

AI is also driving a sharp increase in electricity demand linked to the growth of data centers, which currently account for around 3% of global electricity consumption. In this context, TotalEnergies is meeting the growing energy needs of AI-driven applications by providing tailored solutions to technology companies, particularly data centers. The Company has already signed more than 4 GW of renewable power supply agreements with Google, Amazon, Microsoft, Orange, and Data4, illustrating its ability to support its tech customers in their decarbonization efforts.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).